UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

IntelGenx Technologies Corp.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45822R101

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Krausenstraße 9-10

10117 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 45822R101

1	NAMES OF REPORTING PERSONS ATAI Life Sciences B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,680,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,680,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,680,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

ATAI Life Sciences AG is a wholly-owned subsidiary of ATAI Life Sciences B.V., and as a result, ATAI Life Sciences B.V. may be deemed to share beneficial ownership of the shares of common stock, par value $0.00001 per share (the “Common Stock”) of IntelGenx Technologies Corp. (the “Issuer”) held by ATAI Life Sciences AG.

(2)

This percentage is calculated based upon 111,993,532 outstanding shares of Common Stock as of May 13, 2021 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021, plus an additional (i) 37,300,000 shares of Common Stock issued to ATAI Life Sciences AG on May 14, 2021 in connection with the Securities Purchase Agreement, (ii) up to 22,380,000 shares of Common Stock issuable to ATAI Life Sciences AG upon the exercise of Initial Warrants, (iii) up to 130,000,000 shares of Common Stock issuable to ATAI Life Sciences AG in accordance with the Securities Purchase Agreement, and (iv) up to 44,000,000 shares of Common Stock issuable to ATAI Life Sciences AG upon the exercise of Additional Warrants in accordance with the terms of the Additional Warrants and the Securities Purchase Agreement.

CUSIP No. 45822R101

1	NAMES OF REPORTING PERSONS ATAI Life Sciences AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,680,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,680,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,680,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Includes (i) 37,300,000 shares of Common Stock, (ii) up to 22,380,000 shares of Common Stock issuable to ATAI Life Sciences AG upon the exercise of Initial Warrants (as defined in Item 4 herein), (ii) up to 130,000,000 shares of Common Stock issuable to ATAI Life Sciences AG in accordance with the Securities Purchase Agreement (as defined in Item 4 herein), and (iii) up to 44,000,000 shares of Common Stock issuable up to ATAI Life Sciences AG upon the exercise of Additional Warrants (as defined in Item 4 herein) in accordance with the terms of the Additional Warrants and the Securities Purchase Agreement.

(2)

This percentage is calculated based upon 111,993,532 outstanding shares of Common Stock as of May 13, 2021 as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 13, 2021, plus an additional (i) 37,300,000 shares of Common Stock issued to ATAI Life Sciences AG on May 14, 2021 in connection with the Securities Purchase Agreement, (ii) up to 22,380,000 shares of Common Stock issuable to ATAI Life Sciences AG upon the exercise of Initial Warrants, (iii) up to 130,000,000 shares of Common Stock issuable to ATAI Life Sciences AG in accordance with the Securities Purchase Agreement, and (iv) up to 44,000,000 shares of Common Stock issuable to ATAI Life Sciences AG upon the exercise of Additional Warrants in accordance with the terms of the Additional Warrants and the Securities Purchase Agreement.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of IntelGenx Technologies Corp., a corporation existing under the laws of Delaware (the “Issuer”), with principal executive offices at 6420 Abrams, Ville Saint Laurent, Quebec, Canada, H4S 1Y2.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of ATAI Life Sciences B.V., a company organized under the laws of the Netherlands (“ATAI BV”) and ATAI Life Sciences AG, a company incorporated and registered in the Federal Republic of Germany (“ATAI AG,” and together with ATAI BV, the “Reporting Persons”), following (i) the satisfaction of all remaining material conditions to the issuance of securities representing beneficial ownership of 233,680,000 shares of Common Stock to ATAI AG pursuant to the Securities Purchase Agreement, which included approval by the Stockholders of the Investment at the Meeting on May 11, 2021 and (ii) the amendment of the Initial Securities Purchase Agreement on May 14, 2021 in order to effect certain mechanical amendments involving settlement of securities (each capitalized term as defined in this Schedule 13D).

In April 2021, ATAI AG was acquired by ATAI BV as a consequence of a capital increase of ATAI BV in the context of which the shareholders of ATAI AG contributed and transferred their shares in ATAI AG as a contribution in kind to ATAI BV, resulting in ATAI AG becoming a wholly owned subsidiary of ATAI BV and the shareholders of ATAI AG becoming the shareholders of ATAI BV.

Schedules I and II hereto sets forth the relevant information, including the name, business address, present principal occupation or employment and citizenship, of all of the members of the supervisory board and members of the management board, or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Persons.

(b)-(c), (f) The principal business of the Reporting Persons is that of acquiring and developing innovative mental health treatments, and their principal business is Krausenstraße 9-10, 10117 Berlin, Germany.

(d)-(e) During the last five years, none of the Reporting Persons or any of the Scheduled Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Strategic Development Agreement

On March 14, 2021, IntelGenx Corp. (the “IntelGenx”), a wholly owned subsidiary of the Issuer, entered into a strategic development agreement (the “Strategic Development Agreement”) with ATAI AG. Under the Strategic Development Agreement, ATAI AG and IntelGenx will cooperate to conduct research and development projects in areas relating to the parties’ respective technologies. A portion of the funds (20%) that the Issuer receives through ATAI AG’s equity investment under the Securities Purchase Agreement described below will be available to be credited against the costs to IntelGenx of the research and development projects. So long as ATAI AG maintains certain levels of its initial equity ownership in the Issuer, IntelGenx will work exclusively with ATAI AG in the field of compounds for the prevention or treatment of mental health diseases or disorders or compounds that have psychedelic, entactogenic and/or oneirophrenic properties, but excluding certain specific compounds and veterinary applications.

Securities Purchase Agreement

On March 14, 2021, the Issuer also entered into a securities purchase agreement (the “Initial Securities Purchase Agreement”) with ATAI AG providing for the purchase of the Initial Units (as defined below) and the Additional Units Warrant (as defined below) by ATAI AG (the “Investment”). Under the Initial Securities Purchase Agreement, ATAI AG agreed to purchase, following receipt of approval of the stockholders of the Issuer (the “Stockholders”) at the Issuer’s Annual Meeting of the Stockholders (the “Meeting”), (A) an aggregate of 37,300,000 units of the Issuer (the “Initial Units”) at a price of US$0.331 per Initial Unit, each Initial Unit to be issued being comprised of one share of Common Stock (an “Initial Share”) and 0.60 of a warrant (each whole warrant, an “Initial Warrant”) for an aggregate consideration of US$12,346,300, and (B) a warrant (the “Additional Units Warrant”) to acquire up to 130,000,000 additional units of the Issuer (the “Additional Units” and collectively with the Initial Units, the “Units”) for a period of three years from the closing of the initial investment, each Additional Unit to be issued being comprised of one share of Common Stock (an “Additional Warrant Share”) and 0.50 of one warrant (each such whole warrant, an “Additional Warrant” and collectively with the Initial Warrants, the “Warrants”). The Initial Warrant has a strike price of US$0.35 and a term of three years from the date of issuance.

On May 11, 2021, the Stockholders of the Issuer approved the Investment at the Meeting, and the Initial Securities Purchase Agreement was amended and restated on May 14, 2021 (together with the Initial Securities Purchase Agreement, the “Securities Purchase Agreement”) in order to effect certain mechanical amendments involving settlement of securities.

Under the Securities Purchase Agreement, ATAI AG is entitled, upon exercise of the Additional Units Warrant, to purchase up to 130,000,000 Additional Units at the following purchase price:

a.

for Additional Units purchased on or before the first anniversary of the Meeting and that do not result in ATAI AG owning more than 74,600,000 shares of Common Stock (representing approximately 40% of the issued and outstanding share capital of the Issuer as of February 16, 2021), US$0.331 per Additional Unit; or

b.	for Additional Units purchased (x) that cause ATAI AG to hold more than 74,600,000 shares of Common Stock or (y) after the first anniversary of the Meeting, the lower of:

i.	120% of the subsequent closing volume weighted average trading price per Additional Unit; or

ii.	before the second anniversary of the Meeting, US$0.50 per Additional Unit and after the second anniversary of the Meeting, US$0.75 per Additional Unit.

Each Additional Warrant would entitle ATAI AG to purchase one Additional Warrant Share for a period of 36 months following their date of issuance, at an exercise price equal to the price per Additional Unit plus a premium of 20%; provided, that, the exercise of any Additional Warrants may not exceed the lesser of (x) 44,000,000 shares of Common Stock (subject to customary anti-dilution adjustments) and (y) the number of shares of Common Stock issued by the Issuer to persons other than ATAI AG and its affiliates having a right to convert existing convertibles, warrants and other instrument held by such persons as of February 15, 2021 (collectively, “Outstanding Convertibles”). The Additional Warrants will further provide that the exercise price for a given Additional Warrant may be, at ATAI AG’s discretion, adjusted downward to equal the exercise price per share of Common Stock of any Outstanding Convertibles that were exercised and to which the exercise of the Additional Warrant Share is associated for the purposes of (x) above.

Under the Securities Purchase Agreement, the Issuer also granted ATAI AG a pro-rata equity participation right for any issuances of new securities, subject to certain exceptions.

On May 14, 2021, the Issuer issued to ATAI AG 37,300,000 Initial Units for aggregate consideration of US$12,346,300, which amount was paid out of the working capital of ATAI AG.

Purchaser Rights Agreement

On March 14, 2021, the Issuer also entered into a purchaser rights agreement (the “Purchaser Rights Agreement”) with ATAI AG. Under the Purchaser Rights Agreement, ATAI AG has (i) the right to appoint nominees in the same proportion to the number of board members of the Issuer as the shares of Common Stock then held by ATAI AG in relation to the issued and outstanding shares of Common Stock at such time, (ii) registration rights and (iii) financial and other information rights. The Issuer has the right to terminate the Purchaser Rights Agreement if ATAI AG ceases to own a certain amount of the Issuer’s equity.

Loan Agreement

On March 9, 2021, ATAI AG funded a secured loan in the amount of US$2,000,000 bearing interest at 8% pursuant to a loan agreement (the “Loan Agreement”) entered into between IntelGenx and ATAI AG. The loan provides for the possibility of an additional advance to IntelGenx of up to $500,000, subject to certain conditions, which amount was drawn down by IntelGenx in full on May 7, 2021. The loan is guaranteed by the Issuer in a guarantee entered into by the Issuer concurrently with the Loan Agreement and is secured by all of the present and future fixed assets of IntelGenx, excluding any intellectual property or technology controlled or owned by IntelGenx.

On May 14, 2021, IntelGenx and ATAI AG entered into a first amendment to the Loan Agreement providing that the loan is repayable on the business day after the closing of the first subscription for Additional Units under the Securities Purchase Agreement if the additional subscription proceeds at such closing amount to at least US$3,000,000 in the aggregate and such proceeds are paid in cash.

Additional Plans or Proposals

The Reporting Persons intend to review continuously their investment in the Issuer and the Issuer’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Persons’ continuing evaluation of, and preservation of the value of its investment in the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the board of directors, management or representatives of the Issuer, other stockholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons’ investment, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties, including, without limitation, members of the board of directors, management or representatives of the Issuer, other stockholders of the Issuer and other relevant parties regarding the Issuer’s affairs. Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then-existing legal or contractual limitations), determine to increase their ownership (including through the exercise of warrants to acquire shares of the Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Persons may sell all or a portion of the securities owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

***

The foregoing are summaries of certain material terms and conditions of the Strategic Development Agreement, Securities Purchase Agreement, Purchaser Rights Agreement and the Loan Agreement and are not a complete discussion of such agreements. Accordingly, the foregoing is qualified in its entirety by reference to the full text of the Strategic Development Agreement, Securities Purchase Agreement, Purchaser Rights Agreement and the Loan Agreement, which are incorporated by reference as exhibits to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of shares Common Stock held by ATAI AG to which this Schedule 13D relates is 233,680,000 shares, constituting approximately 67.6% of the Issuer’s outstanding shares Common Stock. ATAI AG is a wholly owned subsidiary of ATAI BV, and as a result, ATAI BV may be deemed to share beneficial ownership of the shares of Common Stock held by ATAI AG. In computing the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage ownership of the Reporting Persons, shares of Common Stock subject to the Additional Units Warrant and the Warrants currently exercisable or exercisable within 60 days after the date of this Schedule 13D are deemed outstanding.

(c) Other than the transactions described in this Schedule 13D, there have been no transactions by any Reporting Person or any Scheduled Person in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement (filed herewith)

Exhibit 99.2 Strategic Development Agreement (incorporated by reference from Exhibit 10.27 of the Issuer’s Form 10-K filed with the SEC on March 25, 2021)

Exhibit 99.3 Amended and Restated Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021)

Exhibit 99.4 Purchaser Rights Agreement (incorporated by reference from Exhibit 10.29 of the Issuer’s Form 10-K filed with the SEC on March 25, 2021)

Exhibit 99.5 Form of Warrants and Additional Units Warrant (filed herewith)

Exhibit 99.6 Loan Agreement (incorporated by reference from Exhibit 10.26 of the Issuer’s Form 10-K filed with the SEC on March 25, 2021)

Exhibit 99.7 First Amendment to the Loan Agreement (incorporated by reference from Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 24, 2021	ATAI LIFE SCIENCES B.V.

	By:	/s/ Florian Brand
Name: Florian Brand
Title: Chief Executive Officer

ATAI LIFE SCIENCES AG

	By:	/s/ Florian Brand
Name: Florian Brand
Title: Chief Executive Officer

SCHEDULE I

Name and Position	Present Principal Occupation or Employment	Business Address	Citizenship

Florian Brand, Co-Founder, Chief Executive Officer and Director	Co-Founder, Chief Executive Officer and Director of Reporting Persons	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

Greg Weaver, Chief Financial Officer	Chief Financial Officer of ATAI AG	Krausenstraße 9-10, 10117 Berlin, Germany	United States

Thomas Hanke, Chairman	Founding Partner of Elevat3 Capital	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

Sonia Weiss Pick, Co-Chairman	Co-Founder and Managing Director at WPSS Investments	Krausenstraße 9-10, 10117 Berlin, Germany	Mexico

Zita von Klot-Wesemann, Director	Manager of Legal and Business Affairs at Universal Music GmbH	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

SCHEDULE II

ATAI Life Sciences B.V.

Name and Position	Present Principal Occupation or Employment	Business Address	Citizenship
Florian Brand, Co-Founder, Chief Executive Officer and Director	Co-Founder, Chief Executive Officer and Director of the Reporting Persons	Krausenstraße 9-10, 10117 Berlin, Germany	Germany